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Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Years Ended June 30,
	2005	2004	2003	2002	2001

Interest component of rents	$7,546,333	$15,392,865	$5,228,023	$1,607,103	$999,900
Amortization of deferred financing costs	2,099,000	3,469,000	1,725,000	1,744,000	3,499,000
Other financing costs	3,392,000	—	3,551,000	7,252,000	8,796,000
Interest expense, net	24,244,000	26,272,000	14,419,000	11,837,000	15,215,000

Fixed charges	37,281,333	45,133,865	24,923,023	22,440,103	28,509,900
Earnings before income taxes	95,633,000	30,589,000	16,610,000	14,023,000	18,004,000

Earnings before fixed charges	$132,914,333	$75,722,865	$41,533,023	$36,463,103	$46,513,900

Ratio of earnings to fixed charges	3.6x	1.7x	1.7x	1.6x	1.6x

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  Exhibit 12.1